

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

September 23, 2005

<u>**Via U.S. Mail and Fax (713) 332-5475**</u>
Joseph Saporito
Chief Financial Officer
Carriage Services, Inc.
1900 St. James Place
4th Floor
Houston, TX 77056

      **RE: Carriage Services, Inc.
               Form 10-K for the fiscal year ended December 31, 2004
               Filed March 30, 2005**

               **Form 10-Q for the quarters ended March 31 and June 30, 2005
               File No. 1-11961**

Dear Mr. Saporito:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director